UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

COST PLUS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

221485105
(CUSIP Number)

November 5, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 221485105

1	NAME OF REPORTING PERSONS Jákup á Dul Jacobsen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,213(1)
	6	SHARED VOTING POWER 2,993,854(2)
	7	SOLE DISPOSITIVE POWER 1,213(1)
	8	SHARED DISPOSITIVE POWER 2,993,854(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,067(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(2) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)(3)
12	TYPE OF REPORTING PERSON IN
(1) Such shares are held as custodian for minor child.
(2) Jákup á Dul Jacobsen may be deemed to be the beneficial owner of such shares of common stock of Cost Plus, Inc. reported herein through his direct ownership of Lagerinn ehf.
(3) The percentage of the shares of common stock indicated in this table are based on the 22,087,113 shares of common stock of Cost Plus, Inc. outstanding as of September 10, 2007, as disclosed in Cost Plus, Inc.’s most recent Form 10-Q filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 221485105

1	NAME OF REPORTING PERSONS Lagerinn ehf I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,993,854
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,993,854
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,993,854
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)
12	TYPE OF REPORTING PERSON CO
(1) The percentage of the shares of common stock indicated in this table are based on the 22,087,113 shares of common stock of Cost Plus, Inc. outstanding as of September 10, 2007, as disclosed in Cost Plus, Inc.’s most recent Form 10-Q filed with the Securities and Exchange Commission.

The statement on Schedule 13G filed on April 3, 2006 (the “Schedule 13G”), relating to the common stock, $0.01 par value per share, of Coast Plus, Inc. (the “Issuer”), a Delaware corporation is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13G.

Item 1

(a) Name of Issuer: Cost Plus, Inc.
(b) Address of Issuer's Principal Executive Offices: 200 4th Street Oakland, California 94607

Item 2

Item 2 of the Schedule 13G is hereby amended and restated as follows:

(a) Name of Person Filing:

This statement on Schedule 13G is being filed by (i) Jákup á Dul Jacobsen (“Jacobsen”) and (ii) Lagerinn ehf (“Lagerinn”). Jacobsen and Lagerinn are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b) Address or Principal Business Office or, if none, Residence:

The business address of Jacobsen is c/o Lagerinn at Sundaborg 7, 104 Reykjavik, Republic of Iceland.

The address of the principal office and principal business of Lagerinn is Sundaborg 7, 104 Reykjavik, Republic of Iceland.

(c) Citizenship: Jacobsen is from the Faroe Islands and is a citizen of Denmark. Lagerinn is Republic of Iceland corporation.
(d) Title of Class of Securities: Common Stock

(e) CUSIP No.: 221485105

Item 3.

Not applicable.

Item 4. Ownership

Item 4 of the Schedule 13G is hereby amended and restated as follows:

See rows 5-9 and 11 on the cover page for each Reporting Person. Jacobsen beneficially owns 2,995,067 shares of Common Stock (“Shares”), and Lagerinn beneficially owns 2,993,854 Shares. A total of 1,342,400 of the Shares (the “Equity Swap Shares”) were originally purchased by means of equity swap agreements (the “Equity Swap Agreements”) between Lagerinn and Kaupthing Bank hf., a Republic of Iceland Public Limited Company (“Kaupthing”). On October 3, 2007, Lagerinn exercised its right to close out the Equity Swap Agreements (the “Settlement”) and purchased all of the Equity Swap Shares.

Following the Settlement, Lagerinn beneficially owns all of the Equity Swap Shares and Jacobsen may be deemed to beneficially own all the Shares because of his direct ownership of all the shares of Lagerinn and his holding of 1,213 Shares as a custodian for a minor child.

Item 5. Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2007

JAKUP A DUL JACOBSEN

By:	/s/ Jákup á Dul Jacobsen

LAGERINN EHF

By:	/s/ Sigurdur Berntsson
Name: Sigurdur Berntsson
Title: Chief Financial Officer